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      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                     AMENDMENT NO. 17 (FINAL AMENDMENT ) TO
                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                             HARCOURT GENERAL, INC.
                            (NAME OF SUBJECT COMPANY)

                             HARCOURT GENERAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     Common Stock, Par Value $1.00 Per Share
        Series A Cumulative Convertible Stock, Par Value $1.00 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   41163G 10 1
                                   41163G 20 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02467
                                 (617) 232-8200

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                    BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                AMENDMENT NO. 17
                                TO SCHEDULE 14D-9

         This Amendment No. 17, the final amendment to the Schedule 14D-9amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission ("SEC") on November 8, 2000, by Harcourt General, Inc. (the "Company"), Amendment No. 1 filed with the SEC on November 20, 2000, Amendment No. 2 filed with the SEC on December 6, 2000, Amendment No. 3 filed with the SEC on December 19, 2000, Amendment No. 4 filed with the SEC on December 19, 2000, Amendment No. 5 filed with the SEC on January 8, 2001, Amendment No. 6 filed with the SEC on January 18, 2001, Amendment No. 7 filed with the SEC on February 5, 2001, Amendment No. 8 filed with the SEC on February 22, 2001, Amendment No. 9 filed with the SEC on February 28, 2001, Amendment No. 10 filed with the SEC on April 2, 2001, Amendment No. 11 filed with the SEC on May 4, 2001, Amendment No. 12 filed with the SEC on May 7, 2001, Amendment No. 13 filed with the SEC on June 1, 2001, Amendment No. 14 filed with the SEC on June 18, 2001, Amendment No. 15 filed with the SEC on June 27, 2001 and Amendment No. 16 filed with the SEC on July 5, 2001 (as amended, the "Schedule 14D-9") relating to the tender offer by REH Mergersub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase all outstanding shares of common stock, par value $1.00 per share of the Company (the "Common Shares"), at a price of $59.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share of the Company (the "Preferred Shares"), at a price of $77.29 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on November 8, 2000.

         The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

         ITEM 8.  ADDITIONAL INFORMATION

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

         "The Offer expired at 8:00 PM, New York City time, on July 11, 2001. Based upon a preliminary count from the Depositary, as of 8:00 PM, New York City time, July 11, 2001, approximately 70,850,215.167 Common Shares (including 1,305,091 Common Shares tendered pursuant to a guarantee of delivery), representing approximately 94.8% of the outstanding Common Shares, and approximately 570,374 Preferred Shares (including 2,200 Preferred Shares tendered pursuant to a guarantee of delivery), representing approximately 81.7% of the outstanding Preferred Shares, had been tendered pursuant to the Offer and not withdrawn. Purchaser has



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accepted such tendered Shares for payment pursuant to the terms of the Offer.
Payment for Shares accepted for payment is expected to be made promptly.

         Parent and Purchaser intend to take all necessary actions to promptly effect the proposed Merger of Purchaser with and into the Company."

         ITEM 9.  EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

         (a)(17) Press Release of Reed Elsevier dated July 12, 2001 (incorporated by reference to Exhibit (a)(21) of Amendment No. 17 to the Schedule TO of the Purchaser filed on July 12, 2001).



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         SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2001                     HARCOURT GENERAL, INC.


                                          By:    /S/ ERIC P. GELLER
                                              --------------------------------
                                          Name:  Eric P. Geller
                                          Title: Senior Vice President, General
                                                 Counsel and Secretary



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                                  EXHIBIT INDEX

         (a)(1) Offer to Purchase, dated November 8, 2000 (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8, 2000).

         (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8, 2000).

         (a)(3)   Letter to Stockholders dated November 8, 2000.*

         (a)(4)   Press Release, dated October 27, 2000.*

         (a)(5)   Opinion of Goldman Sachs dated October 27, 2000.*

         (a)(6) Instructions for Participants in Harcourt's Dividend Reinvestment Plan.*

         (a)(7) Press Release of Reed Elsevier dated January 8, 2001 (incorporated by reference to Exhibit (a)(10) of Amendment No. 5 to the Schedule TO of the Purchaser filed on January 8,
                  2001).

         (a)(8) Press Release of Reed Elsevier dated February 21, 2001 (incorporated by reference to Exhibit (a)(12) of Amendment No. 8 to the Schedule TO of the Purchaser filed on February 21,
                  2001).

         (a)(9) Press Release of Reed Elsevier dated February 28, 2001 (incorporated by reference to Exhibit (a)(13) of Amendment No. 9 to the Schedule TO of the Purchaser filed on February 28,
                  2001).

         (a)(10) Press Release of Reed Elsevier dated April 2, 2001 (incorporated by reference to Exhibit (a)(14) of Amendment No. 10 to the Schedule TO of the Purchaser filed on April 2,
                  2001).

         (a)(11) Press Release of Reed Elsevier dated May 4, 2001 (incorporated by reference to Exhibit (a)(15) of Amendment No. 11 to the Schedule TO of the Purchaser filed on May 4, 2001).

         (a)(12) Press Release of Reed Elsevier dated May 7, 2001 (incorporated by reference to Exhibit (a)(16) of Amendment No. 12 to the Schedule TO of the Purchaser filed on May 7, 2001).

         (a)(13) Press Release of Reed Elsevier dated June 1, 2001 (incorporated by reference to Exhibit (a)(17) of Amendment No. 13 to the Schedule TO of the Purchaser filed on June 1, 2001).




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         (a)(14)  Press Release of Reed Elsevier dated June 18, 2001
                  (incorporated by reference to Exhibit (a)(18) of Amendment No. 14 to the Schedule TO of the Purchaser filed on June 18,
                  2001).

         (a)(15) Press Release of Reed Elsevier dated June 27, 2001 (incorporated by reference to Exhibit (a)(19) of Amendment No. 15 to the Schedule TO of the Purchaser filed on June 27,
                  2001).

         (a)(16) Press Release of Reed Elsevier dated July 5, 2001 (incorporated by reference to Exhibit (a)(20) of Amendment No. 16 to the Schedule TO of the Purchaser filed on July 5, 2001).

         (a)(17) Press Release of Reed Elsevier dated July 12, 2001 (incorporated by reference to Exhibit (a)(21) of Amendment No. 17 to the Schedule TO of the Purchaser filed on July 12,
                  2001).

         (e)(1) Agreement and Plan of Merger dated as of October 27, 2000 among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser dated November 8, 2000).

         (e)(2) Confidentiality Agreement, dated June 28, 2000, between Reed Elsevier plc and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of the Purchaser filed on November 8, 2000).

         (e)(3)   The Information Statement of the Company, dated November 8,
                  2000.*


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* Previously filed